SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

NOTICE TO THE MARKET

TIM PARTICIPAÇÕES S.A. ("Company") (BM&FBOVESPA: TIMP3; NYSE: TSU), in response to a formal CVM inquiry CVM/SEP/GEA-2/Nº 301/2014, asking for clarification on rumors published by the media - “TIM studies an offer to buy Oi” and “TIM has hired Bradesco investment bank to analyze an offer for Oi”, informs its shareholders and the market in general the following:

TIM Participações S.A. has among its routine activities the evaluation of strategic business development alternatives, and for that purpose counts with the support of several financial consulting firms, including Bradesco. The Company also informs that such consulting support has not included any mandate to evaluate an acquisition offer for Oi, and has been limited to providing the Company with market information and its potential implications to the Company given the several possible strategic alternatives. In this regard, the Company will continue to monitor closely any and all relevant opportunities and is committed to timely informing its shareholders and the market whenever a material fact exists.

Rio de Janeiro, October 8th, 2014.

TIM Participações S.A.
Rogerio Tostes

Investors Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 8, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.